July 10, 2018

Michael Wang
Chief Executive Officer
CooTek (Cayman) Inc.
2nd Floor, Building 7, No. 2007 Hongmei Road, Xuhui District
Shanghai, 201103
People's Republic of China

       Re: CooTek (Cayman) Inc.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted June 21, 2018
           CIK No. 0001734262

Dear Mr. Wang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 6, 2018 letter.

Amendment No. 1 to Draft Registration Statement filed June 21, 2018

Prospectus Summary
Our Business, page 1

1. We note from your revised disclosure in response to prior comment 2 that the number of times TouchPal Smart Input launched in the second half of 2017 was generally consistent with that in March 2018. Please clarify what you mean by generally consistent and supplementally provide us with the number of launch times for each period presented.
 Michael Wang
FirstName LastNameMichael Wang
CooTek (Cayman) Inc.
Comapany NameCooTek (Cayman) Inc.
July 10, 2018
July 10, 2018 Page 2
Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations, page 75

2. We note your response to prior comment 8. Please clarify the countries that comprise the regions of East Asia, South Asia and Southeast Asia.
3. We note your response to prior comment 9. Please tell us the percentage of performance-
         based advertising revenue generated from arrangements that were based on the number of clicks for each period presented. Also, while you state that management considers the number of impressions delivered and the effective price per impression present more comprehensive information of your results of operations and are more important indicators of your performance-based revenue, please clarify whether management reviews any other metrics such as number of clicks when analyzing performance.
4. Please refer to prior comment 10. If your key metrics are impacted by seasonality or other events, discussion of those factors is useful to an understanding of your business and the quarterly results disclosed on page 85. Please revise to provide the percentage change in the number of impressions and the effective price per impression for the relevant quarters for which you have data available.
5. Please refer to our prior comment 12. It is unclear how you concluded that disclosure of the number of DAUs and MAUs for your TouchPal Phoneboook application for each quarter would not provide material information to investors. While we understand that this revenue stream is declining as a percentage of total revenues, considering it comprises
         45% and 31% of your advertising revenues for fiscal 2016 and 2017, respectively, please provide the requested disclosure or provide additional information as to why this disclosure is not meaningful.
Description of American Depositary Shares
Governing Law and Dispute Resolution, page 166

6. We note your statement that the waiver of jury trial provision does not apply to "any claims against us arising under the United States federal securities laws." Please clarify whether the waiver of the right to a jury trial applies to claims under the U.S. federal securities laws against the depositary or other parties to the agreement.
Consolidated Financial Statements
Note 19. Subsequent Events, page F-36

7. You state that you granted restricted shares in March 2018, however, you disclose the terms for options grants. To the extent you granted restricted shares, please disclose the terms for such awards. In addition, please provide us with a breakdown of all equity awards granted during fiscal 2017 and to date in fiscal 2018, and include the fair value of the underlying common stock used to value such awards. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the
 Michael Wang
CooTek (Cayman) Inc.
July 10, 2018
Page 3
         factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
        You may contact Rebekah Lindsey, Staff Accountant, at 202-551-3303 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at
202-551-3447 or Barbara C. Jacobs, Assistant Director, at 202-551-3735 with any other questions.


FirstName LastNameMichael Wang
                                                               Division of
Corporation Finance
Comapany NameCooTek (Cayman) Inc.
                                                               Office of
Information Technologies
July 10, 2018 Page 3                                           and Services
FirstName LastName